EXHIBIT 99.1

Algonquin Power Announces 25 year Power Purchase agreement with SaskPower for 177 Megawatt Wind Power Project

OAKVILLE, ON, Feb. 28, 2012 /CNW/ - Algonquin Power & Utilities Corp. (“APUC”) (TSX: AQN) is pleased to announce Algonquin Power Co. (“APCo”), APUC’s power generation subsidiary, as the successful proponent under Saskatchewan Power Corporation’s (“SaskPower”) Request for Proposal (“RFP”) CO/690.

APCo’s 177 megawatt Chaplin Wind Project (“The Project”) will be located in the Rural Municipality of Chaplin, Saskatchewan, 200 km west of Regina, Saskatchewan, with construction completion targeted for December 2016. The Project will be constructed at an estimated capital cost of $355 million and consist of approximately 77 multi-megawatt wind turbines.

The Project enjoys an excellent wind resource, consistent with APCo’s existing wind power projects in the province, and will satisfy the energy needs of approximately 70,000 homes. The Project is expected to generate first full year EBITDA of $37.5 million. All energy will be sold under a 25 year power purchase agreement between SaskPower and APCo’s wholly owned subsidiary Windlectric Inc. The agreement features an annual commercial power purchase rate escalation of 0.6% of the tariff in the preceding year. The Project was jointly originated in 2009 by APCo and Gaia Power Inc.

“Achieving this award in the SaskPower RFP process is both exciting and significant to the size and long term contracted nature of APCo’s renewable energy portfolio”, commented Ian Robertson, Chief Executive Officer of APUC. “We are very pleased with the continuing growth of our wind energy portfolio in the Province of Saskatchewan and the benefits of its excellent wind regime.”

About Algonquin Power & Utilities Corp.

Through its distinct operating subsidiaries, APUC owns and operates a diversified portfolio of $1.2 billion of clean renewable electric generation and sustainable utility distribution businesses in North America. Liberty Utilities Co., APUC’s regulated distribution utility business, provides regulated water and electric utility services to more than 120,000 customers with a portfolio of 22 water and electric utility systems. Pursuant to previously announced agreements, Liberty Utilities Co. is committed to acquiring Granite State Electric Company, a New Hampshire electric distribution company, EnergyNorth Natural Gas Inc., a regulated natural gas distribution utility and certain regulated natural gas distribution assets in Missouri, Illinois and Iowa, which together serve approximately 213,000 customers. Algonquin Power Co. (APCo), APUC’s electric generation subsidiary, includes 45 renewable energy facilities and 12 thermal energy facilities representing more than 460 MW of installed capacity. APUC and its operating subsidiaries deliver continuing growth through an expanding pipeline of greenfield and expansion renewable power and clean energy projects, organic growth within its regulated utilities and the pursuit of accretive acquisition opportunities. APUC’s common shares and convertible debentures are traded on the Toronto Stock Exchange under the symbols AQN and AQN.DB.B. Visit Algonquin Power & Utilities Corp. at www.AlgonquinPowerandUtilities.com.

Caution Regarding Forward-Looking Information

Certain statements included in this news release contain information that is forward-looking within the meaning of certain securities laws, including information and statements regarding prospective results of operations, financial position or cash flows. These statements are based on factors or assumptions that were applied in drawing a conclusion or making a forecast or projection, including assumptions based on historical trends, current conditions and expected future developments. Since forward-looking statements relate to future events and conditions, by their very nature they require making assumptions and involve inherent risks and uncertainties. APUC cautions that although it is believed that the assumptions are reasonable in the circumstances, these risks and uncertainties give rise to the possibility that actual results may differ materially from the expectations set out in the forward-looking statements. Material risk factors include those set out in the management’s discussion and analysis section of APUC’s most recent annual report and quarterly report, and APUC’s Annual Information Form. Given these risks, undue reliance should not be placed on these forward-looking statements, which apply only as of their dates. Other than as specifically required by law, APUC undertakes no obligation to update any forward-looking statements or information to reflect new information, subsequent or otherwise.

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For further information: Algonquin Power & Utilities Corp. Kelly Castledine Investor Relations (905) 465-4500

CO: Algonquin Power & Utilities Corp.

CNW 16:10e 28-FEB-12